October 1, 2010

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:           Investors Real Estate Trust
Registration Statement on Form S-3
Filed September 3, 2010
File No. 333-169205

Dear Mr. Kluck:

Your letter dated September 27, 2010 regarding the above-referenced filing of the Company requests that the Company amend the above-referenced registration statement to specifically incorporate by reference the latest quarterly report and any applicable current reported filed after the Company’s initial registration statement and prior to effectiveness.

The Company has amended the registration statement as requested, to specifically incorporate by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2010 and the Company’s Current Report on Form 8-K filed September 23, 2010.  The Company has not specifically incorporated by reference its Current Report on Form 8-K dated September 9, 2010, since the information in that report was furnished, not filed, with the Commission.  The Company has further amended its registration statement to incorporate by reference additional documents that the Company may file with the Commission under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement and prior to effectiveness of the registration statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 952-401-4802 with any questions or comments with respect to the foregoing.  Thank you.

Sincerely,

/s/ Karin M. Wentz
Karin M. Wentz Associate General Counsel